

December 31, 2013

Aaron J. Kuehne- Chief Financial Officer
Black Diamond, Inc.
2084 East 3900 South
Salt Lake City, Utah

> **Re:** **Black Diamond**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-34767**

Dear Kuehne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Notes to consolidated financial statements, page 52

Segment information, page 55

1. You have disclosed that you categorize the products you sell into four primary categories: Climb, Ski, Mountain, and Wheels. In this regard, please tell us whether any of these categories represents separate operating segments, as defined by ASC 280-10-50-1 through 280-10-50-9.

2. If you conclude that any of the four primary categories are separate operating segments, please tell us how they meet the aggregation criteria set forth ASC 280-10-50-11.

3. We note that you have operations in several foreign countries. If revenues from external customers attributed to an individual foreign country are material, please disclose those revenues separately. For guidance, please refer to ASC 280-10-50-41.

Note 3. Acquisitions, page 56

4. We note that, on July 2, 2012, you acquired all of the issued and outstanding shares of capital stock of POC Sweden AB for total consideration of $44.3 million, and on October 1, 2012, acquired all of the issued and outstanding shares of capital stock of PIEPS Holding GmbH for $10.4 million. Please provide to us your calculations of significance of the asset, income, and investment tests under Rule 3-05 of Regulation S-X, individually and in the aggregate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Amy Geddes, Review Accountant, at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief